[SES LETTERHEAD]

February 7, 2012

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention: Mr.	John Cash

  Mr. Dale Welcome

  Ms. Anne McConnell

Re:	Synthesis Energy Systems, Inc.

  Form 10-K for the Fiscal Year Ended June 30, 2011

  File No. 001-33522

Dear Messrs. Cash and Welcome and Ms. McConnell:

This letter is in response to your letter dated February 3, 2012, to Synthesis Energy Systems, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K (the “10-K”). For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Form 10-K for the Fiscal Year Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 29

Critical Accounting Policies, Impairment Evaluation of Long-Lived Assets, page 38

1.

Comment. We note the disclosures you provide related to impairment evaluations, specifically those related to the ZZ Joint Venture plant and the equity method investment in the Yima Joint Venture. Please revise your disclosures in future annual and quarterly filings to:

U.S. Securities & Exchange Commission

February         , 2012

•	clearly indicate if each of the assets was tested for impairment during each period presented and, if not, explain why; and

•

provide additional information related to the most significant assumptions underlying the impairment analyses for each asset, including the time period in which you estimate each asset will begin to generate positive cash flows.

Please show us your proposed future disclosures.

Response. In response to the Staff’s comment, the Company will modify its disclosure regarding impairment evaluations, specifically those related to the ZZ Joint Venture plant and the equity method investment in the Yima Joint Venture, in its quarterly report on Form 10-Q for the quarter ended December 31, 2011 as follows:

Impairment Assessment (ZZ Joint Venture plant)

Due to the economic trends that have significantly affected commodity prices including methanol, Hai Hua’s refusal to pay capacity fees owed to the ZZ Joint Venture and the ZZ Joint Venture plant’s operating losses to-date, the Company believed an impairment assessment of the ZZ Joint Venture plant was warranted as of December 31, 2011. The Company performed an analysis of the ZZ Joint Venture plant and determined that these assets were not impaired based upon management’s estimated cash flow projections for the plant. Such estimated cash flow projections were based on the completion of the ongoing negotiations between the Company and Hai Hua to restructure and expand the project from an integrated syngas to a methanol operation. This restructuring would include a combination of technical improvements being made to Hai Hua’s methanol unit allowing for increased syngas off-take and other repairs and improvements being made to the plant enabling more efficient joint production of methanol. Additionally, the Company has assumed that the profits from sales of methanol would first be used to reimburse the ZZ Joint Venture’s costs to make these repairs and improvements during the fiscal years ending June 30, 2013 and 2014, and profits would then be shared equally between the parties starting in fiscal year 2014. If the Company is not successful in restructuring the joint venture or otherwise improving the ZZ Joint Venture’s profitability, or if management’s estimated cash flow projections for these assets decrease, the ZZ Joint Venture plant could become impaired.

Impairment Assessment (Yima Joint Venture)

Construction of the Yima Joint Venture plant is ongoing and construction of the syngas production portion of the plant is expected to be complete during calendar 2012. However, Yima has expressed their intent to convert the methanol production portion of the plant to glycol production, as it believes that the prospect for strong economic performance of the plant can be improved by modifying the backend of the project to make glycol. In addition, Yima has acquired a nearby coal-to-methanol facility and it

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February         , 2012

sees glycol as a potentially more profitable alternative end product for this facility. The Company has indicated to Yima that it would be willing to support this scope change if both parties can agree upon appropriate modifications to the joint venture contracts that can improve the Company’s overall risk and return without requiring any additional capital investment from the Company. Yima’s project management team believes that the project’s syngas production facilities will be available during the third quarter of calendar 2012. The schedule for glycol production is currently awaiting government approvals. In addition, the Yima Joint Ventures are in discussions with a potential fuel gas off-take customer for the sale of the initial syngas production from the project. This would provide syngas sales until the syngas conversion to methanol or glycol is completed.

Because construction of the syngas production portion of the plant is expected to be complete during calendar 2012 and the Company has continued to make progress in its discussions with Yima to restructure the agreements as necessary to achieve Yima’s goals, and because of the progress being made by the Yima Joint Ventures in finding a customer for syngas production during the restructuring of the project, the Company did not believe that an impairment assessment of the Company’s investment in the Yima Joint Ventures’ project was warranted as of December 31, 2011 or June 30, 2011.

Financial Statements, page 42

Note 10 – Commitments and Contingencies, page 64

2.

Comment. We refer to the litigation you disclose on page 64. Based on the first paragraph of your disclosures, it is not clear to us whether you believe a material loss related to this matter, or any other matter, is remote, reasonably possible, or probable. Please be advised that:

•	if you believe a material loss is remote, revise future annual and quarterly filings to clarify that assessment;

•

if you believe a material loss is reasonably possible, revise future annual and quarterly filings to quantify the amount of damages being sought and to disclose the range of the reasonably possible loss or disclose that a range cannot be estimated. If you disclose that a range cannot be estimated, provide use sufficiently detailed information explaining why; and

•	if you believe a material loss is probable, revise future annual and quarterly filings to disclose the amount accrued.

Please show us your proposed future disclosures.

U.S. Securities & Exchange Commission

February         , 2012

Response. In response to the Staff’s comment, the Company will modify, in its quarterly report on Form 10-Q for the quarter ended December 31, 2011, the litigation disclosure from page 64 of the 10-K by adding the following:

“The Company believes that the likelihood of a material loss resulting from this matter is remote.”

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 579-0600 with any additional comments or questions you may have.

Very truly yours,

/s/ Kevin Kelly

Kevin Kelly

Chief Accounting Officer,

Controller and Secretary